Amgen Inc. One Amgen Center Drive Thousand Oaks, CA 91320-1799 Phone: 805.447.1000

September 22, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 0-12477

Dear Mr. Rosenberg:

Set forth below are Amgen Inc.’s (the “Company”) responses to the oral comments and requests for additional information from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as discussed on September 8, 2011 with Sasha Parikh, Staff Accountant. For your convenience, we have set forth the text of the comment provided by the Staff in bold face type preceding the Company’s response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings.

Business

Research and Development and Selected Product Candidates

We acknowledge your response to our comment. We continue to believe that disclosure of research and development costs should not be limited to aggregate research and development costs incurred nor limited to period-to-period increases or decreases. We acknowledge the reference in your MD&A example from the June 30, 2011 10-Q which provides information regarding how much of the increase in R&D expense was associated with your three R&D expense categories. In this regard, please also provide disclosure in future periodic reports regarding the composition of total R&D expense shown in the financial statements for each period, presented by the same R&D categories shown in your response.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company agrees to disclose in its future Annual Reports on Form 10-K the composition of the total annual R&D expense shown in its financial statements by presenting the actual expense amounts for each of the three R&D expense categories identified in the

Securities and Exchange Commission

September 22, 2011

Company’s August 19, 2011 letter to you. The Company will continue to disclose in its Quarterly Reports on Form 10-Q, and will disclose in its future Annual Reports on Form 10-K, the year-over-year changes in each of these three expense categories, as indicated in the Company’s August 19 letter.

The Company believes that investor understanding of total R&D expense for each of the three R&D expense categories is best achieved by providing such expense amounts on an annual basis. Quarterly fluctuations in R&D expense in these three categories can frequently occur based on a number of factors including the timing and/or magnitude of the following: the commencement, completion or termination of clinical trials; clinical manufacturing production runs; cost recoveries from third party collaboration partners and milestone payments to third parties. The resulting impact on interim totals within these categories could provide a distorted view for that period that does not reflect the Company’s long-term R&D strategy and, thus, could be potentially misleading to investors. Therefore, the Company feels that the disclosure that will provide the best understanding to its investors will be to provide the breakout of total R&D expenses on an annual basis.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call Charles K. Ruck of Latham & Watkins LLP at (714) 540-1235 or me at (805) 447-9358. Written correspondence to the Company may be directed to my attention at One Amgen Center Drive, Thousand Oaks, California, fax no. (805) 447-1010.

Sincerely,

Amgen Inc.

/s/ Jonathan M. Peacock
Jonathan M. Peacock
Executive Vice President and
Chief Financial Officer

cc:	Sasha Parikh, the Commission

Securities and Exchange Commission

September 22, 2011

Mark Brunhofer, the Commission

David J. Scott, Esq., Amgen Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Christian W. Nolet, Ernst & Young LLP